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                             July 14, 2023

       Alexandra Solomovskaya
       President
       Orion Bliss Corp.
       Ashdod
       Kalonite 9-57
       Israel 7724233

                                                        Re: Orion Bliss Corp.
                                                            Form 10-K for the
fiscal year ended April 30, 2023
                                                            Filed June 26, 2023
                                                            File No. 333-257326

       Dear Alexandra Solomovskaya:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended April 30, 2023

       Item 4. Controls and Procedures, page 5

   1.                                                   Please provide
management's annual report on internal control over financial reporting in an amended Form 10-K,
as required by Item 308(a) of Regulation S-K.
       Report of Independent Registered Public Accounting Firm, page F-2

   2. We note that the audit report from BF Borgers is dated June 26, 2022 for the financial statements as of April
30, 2023 and 2022 and the years then ended. Please amend your
                                                        Form 10-K to include an
audit report with a correct date.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Alexandra Solomovskaya
Orion Bliss Corp.
July 14, 2023
Page 2

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 with any questions.



                                                        Sincerely,
FirstName LastNameAlexandra Solomovskaya
                                                        Division of Corporation
Finance
Comapany NameOrion Bliss Corp.
                                                        Office of Industrial
Applications and
July 14, 2023 Page 2                                    Services
FirstName LastName